Exhibit 99.2

NOTICE OF “REDEMPTION FAIR MARKET VALUE” TO THE HOLDERS OF CELLEBRITE DI LTD. PUBLIC WARRANTS (CUSIP M2197Q115) AND PRIVATE PLACEMENT WARRANTS

August 30, 2024

Reference is made to that certain Notice of Redemption (as defined below) under which Cellebrite DI Ltd. (the “Company”) committed to inform registered holders of the Company’s Warrants (as defined below) of the following information on this date.

Background

On August 15, 2024, the Company issued a notice of redemption, which was subsequently revised and re-issued on August 27, 2024 (as revised, the “Notice of Redemption”), indicating that, at 5:00 p.m. New York City time on September 16, 2024 (the “Redemption Date”), the Company will redeem all of the Company’s outstanding warrants (the “Public Warrants”) to purchase ordinary shares of the Company, par value NIS 0.00001 per share (the “Ordinary Shares”), that were issued pursuant to that certain Assignment, Assumption and Amended and Restated Warrant Agreement, dated on August 30, 2021 (the “Warrant Agreement”), between the Company and Equiniti Trust Company, LLC (as successor to American Stock Transfer & Trust Company, LLC) (“Equiniti”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). The Public Warrants were originally issued by TWC Tech Holdings II Corp. (“TWC”) in connection with its initial public offering. They were subsequently assumed by the Company and converted into warrants to purchase Ordinary Shares of the Company as a result of the Company’s business combination with TWC which was consummated on August 30, 2021 (the “Business Combination”).

In addition, the Company will redeem all of its outstanding private placement warrants to purchase Ordinary Shares (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants. The Private Placement warrants were issued by TWC in a private placement transaction under the Private Placement Warrants Purchase Agreement, dated as of September 10, 2020, by and between TWC and TWC Tech Holdings II, LLC. The Private Placement Warrants were also converted into warrants to purchase Ordinary Shares as a result of the Business Combination.

Equiniti serves as warrant agent (the “Warrant Agent”) with respect to the Warrants.

Redemption Fair Market Value

The “Redemption Fair Market Value” is determined in accordance with Section 6.5 of the Warrant Agreement based on the volume weighted average price of the Ordinary Shares for the ten trading days immediately following the date on which the Notice of Redemption was sent to registered holders of the Warrants.

Based on the date the Redemption Notice was mailed, the Redemption Fair Market Value is $16.72.

Exercise of Warrants

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable Ordinary Shares underlying such Warrants. Prior to 5:00 p.m. New York City time on the Redemption Date, Warrant holders may elect to:

(i)	exercise their Warrants for cash, at an exercise price of $11.50 per Ordinary Share (the “Cash Exercise Price”), or

(ii)	surrender their Warrants on a “cashless basis” (a “Make-Whole Exercise”) in which case the surrendering holder will receive a number of Ordinary Shares to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the Redemption Fair Market Value.

In particular, should a holder elect to exercise their Warrants by surrendering them pursuant to a Make-Whole Exercise, such holder would receive a number of Ordinary Shares determined by reference to the table set forth in Section 6.5 of the Warrant Agreement. Based on the Redemption Fair Market Value and the number of months to the expiration of the Warrants, the number of Ordinary Shares to be issued for each Warrant that is exercised pursuant to a Make-Whole Exercise is 0.342 Ordinary Shares.

Warrantholders who exercise for cash will be subject to Israeli withholding tax requirements. The Company has obtained a ruling from the Israeli Tax Authorities, as further described in the Notice of Redemption, that exempts the Company from the potential obligation to withhold tax upon the issuance of Ordinary Shares to holders of the Public Warrants who effect a Make-Whole Exercise.

Redemption of Warrants

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Warrants, except to receive the Redemption Price, net of any applicable tax withholding, or as otherwise described in the Notice of Redemption for holders who hold their Warrants in “street name.”

Additional Information and Questions Regarding Redemption

For additional information, including information on how holders may exercise their Warrants, see the Notice of Redemption. A copy of the Notice of Redemption was attached as Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company on August 27, 2024 and is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Ordinary Shares and the Public Warrants are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “CLBT” and “CLBTW,” respectively. We understand from Nasdaq that September 13, 2024, the trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on Nasdaq.

The CUSIP number appearing herein has been included solely for the convenience of the holders of the Public Warrants. No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Public Warrants or as contained herein. Any redemption of the Public Warrants shall not be affected by any defect in or omission of such identification number.

Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s Information Agent, D.F. King & Co., Inc. at:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550
Stockholders and All Others Call Toll-Free: (800) 431-9643

Email: CLBTW@dfking.com

Sincerely,

Cellebrite DI Ltd.

/s/ Dana Gerner
Dana Gerner
Chief Financial Officer